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                             May 13, 2024

       Atish Shah
       Executive Vice President, Chief Financial Officer and Treasurer Xenia Hotels & Resorts, Inc.
       200 S. Orange Avenue, Suite 2700
       Orlando, FL 32801

                                                        Re: Xenia Hotels &
Resorts, Inc.
                                                            Form 10-K for the
year ended December 31, 2023
                                                            Form 8-K filed May
2, 2024
                                                            File No. 001-36594

       Dear Atish Shah:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K filed May 2, 2024

       Exhibit 99.1
       Operating Results, page 2

   1. We note your presentation of Same-Property Hotel Net Income throughout your earnings release. It does not
appear that you have identified this measure as a non-GAAP
                                                        measure. Please clarify
for us how you determined this measure is not a non-GAAP
                                                        measure. In your
response, please provide us with qualitative and quantitative information to understand the
differences between GAAP Net income of $8,967,000 and Same-
                                                        Property Hotel Net
Income of $36,666,000.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Eric
McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 with
 Atish Shah
Xenia Hotels & Resorts, Inc.
May 13, 2024
Page 2

any questions.



FirstName LastNameAtish Shah                Sincerely,
Comapany NameXenia Hotels & Resorts, Inc.
                                            Division of Corporation Finance
May 13, 2024 Page 2                         Office of Real Estate &
Construction
FirstName LastName